UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-24370
NOTIFICATION OF LATE FILING	CUSIP NUMBER 81371J208

(Check one):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

		For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sector 10, Inc.
Full Name of Registrant

Former Name if Applicable

14553 South 790 West
Address of Principal Executive Office (Street and Number)

Bluffdale, UT 84065
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In the 4th Quarter for the fiscal year ended March 31, 2011, the Company entered into two acquisition transactions that resulted in a change of control.  As a result of the transactions, new management was placed in the Company.  The new Management resigned from the Company on April 15, 2011.  Information regarding the actions taken by Management during this post acquisition period is needed to file a complete and accurate Form 10-K for the period ended March 31, 2011. Requests for information have been made to former Management and no information for this period has been received.  The extension is filed in order to provide additional time to obtain this critical information needed to complete Form 10-K for the period ended March 31, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Pericles P. DeAvila	206	853-4866
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the 4th Quarter for the fiscal year ended March 31, 2011, the Company entered into two acquisition transactions that resulted in a change of control.  As a result of the transactions, new management was placed in the Company.  The new management resigned from the Company on April 15, 2011.  The Board as requested information from the Management that resigned on April 15, 2011 in order to assist in determining the impact on the acquisitions and other operating issues that occurred in the 4th quarter for the period ended March 31, 2011.  Until this information is obtained, a final assessment of the impact of the acquisitions and related change in control cannot be completed.

Sector 10, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2011	By:	/s/ Pericles P. DeAvila